December 19, 2008

Susan Block/Attorney-Advisor
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:         Feel Golf Co., Inc.
               Registration Statement on Form S-1/A
      Filed November 18, 2008
      File No. 333-153699

Dear Ms. Block:

We represent Feel Golf Co., Inc. (the “Company” or “Feel Golf”). We are in receipt of your letter dated December 8, 2008 regarding the above referenced filing and the following are our responses:

Prospectus Cover Page

1.
We note your response to comment 5 in our letter dated October 23, 2008. However, we reissue the comment because we are unable to locate the prospectus "Subject to Completion" legend on the prospectus cover page. Currently it appears to be under the fee table. Please move. Refer to Item 501(b)(10) of Regulation S-K.

Answer:	The “Subject to Completion” legend has been moved to the right location in this Registration Statement.

Prospectus Summary

About Our Company, page 1

2.
You state that your company has incurred a net loss of $1,408,969 from inception through September 30, 2008. However, we note that while $1,408,969 reflects your company's retained deficit balance as of September 30, 2008, it does not reflect your company's aggregate net loss from inception through September 30, 2008. In this regard, we note that losses accumulated from the date of your company's inception through the date of your company's change in status from an "S" Corporation to a "C" Corporation were reclassified from retained deficit to accumulated paid-in capital in July of 2008. When discussing your company's financial performance from inception through September 30, 2008, we believe it may be less confusing to simply state that you have accumulated deficits since inception without quantifying the amount. As such, please revise your disclosure in all applicable areas of your filing (e.g., prospectus summary and risk factors).

Answer:	All applicable areas have been revised to simply state that the Company has accumulated deficits since inception.

Risk Factors, page 3

The Continued Development and Commercialization of Our Products Will Require a Commitment of Substantial Funds, page 4

3.
We note your response to our prior comment 15; however, we reissue in part. Please revise the discussion regarding planned expenditures to identify the risks associated with your marketing strategy or create a separate risk factor to discuss. For instance, discuss the risk that you may be unable to obtain industry endorsements and that you may not be able to obtain additional financing to implement your marketing campaign.

Answer:	This risk factor has been revised to identify the risks associated with the Company’s marketing strategy.

Marketing

4.
We note your response to our prior comment 39 and your revised disclosure. Please also clarify that there is no guarantee that you will be able to raise the capital needed to implement your marketing campaign.

Answer:	This section has been revised to clarify that that there is no guarantee that the Company will be able to raise the capital needed to implement its marketing campaign.

5.
Also, we note your response to our prior comment 39 and reissue in part. To the extent you mention developing new products, please revise throughout to discuss each material step in developing new products and the availability of any financing.

Answer:	The S1 has been revised throughout to remove any reference to developing new products since the Company has no definitive plans to develop new products during the next 12 months.

Item 11. Information about the Registrant page 10

Upcoming Applications, page 13

6.	We note your response to our prior comment 42; however, we reissue the comment. It is still unclear what you mean by "non-obvious."

Answer:	As discussed this section has been revised to delete the reference to “non-obvious”.

Market for Common Equity and Related Stockholder Matters, page 13

7.
We note your response to our prior comment 44; however, we reissue the comment. You disclose on pages 9 and 14 that you have not authorized any shares under the 2003-2004 stock option plan; however, in the response letter you indicate that you have authorized 3,000,000 shares but issued none. Please revise or advise.

Answer:	This section has been revised to clarify that the Company has 3,000,000 shares authorized under this plan but none issued.

Financial Statements for the Fiscal Year Ended December 31.2007 Report of Independent Registered Public Accounting Firm, page F-l

8.
We note that the audit report included in Amendment 1 to your Form S-1 is dated September 10, 2008. However, your financial statements have been revised subsequent to that date. Given that additional audit procedures were required to be performed in connection with the restatement of your financial statements, please provide an audit report from the independent registered public accounting firm that is dated as of or subsequent to the date that the independent accountant completed the additional audit procedures.

Answer:	The revised audit report in the S-1 has been revised to be dated subsequent to the date that the independent accountant completed the additional audit procedures.

Statements of Operations, page F-3

9.
We note that you have written off all of your company's intangible assets in response to prior comment numbers 48 through 53. However, we note the impairment charges taken against those assets have been classified within "Other income and (expenses)" in your statements of operations. As the intangible assets that have been written off were used in your company's operations, we believe that the related impairment charges should be classified within "Net (loss) from operations." Please reclassify the impairment charges in your statements of operations, or advise.

Answer:	The statement of operations has been revised to reclassify the impairment charges.

10.	We note that the following amounts were revised in the statements of operations presented in Amendment 1 to your Form S-1:

•	Advertising expense reported for fiscal year 2005,
•	General and administrative expense reported for fiscal year 2006,
•	Interest expense reported for fiscal year 2006, and
•	Research and development expenses reported for fiscal years 2007, 2006, and 2005.

Please explain to us in detail the reason(s) why these reported amounts have been revised.

Answer:	The differences between the S-1 filing and the original audit was the reclassification of the intangibles. See chart below:
		Original	Intangible assets write off	S-1A
2005	Statement of operation
	Advertising expense 2005	58,866.00	32,003.00	90,869.00
	R&D expense 2005	-	49,687.00	49,687.00
	Amortization expense	66,172.00	(66,172.00)	-
	Impairment charge	-	183,780.00	183,780.00
			199,298.00

2005	Intangible asset	(317,981.00)	317,981.00	-
	Accum amortization	517,280.00	(517,280.00)	-
			(199,299.00)

		Original	Intangible assets write off & corrected G&A classification	S-1A	Revised Intangible assets write off	Correct S-1
2006	R&D expense	-	37,165.00	37,165.00	-	37,165.00
	Amortization expense	50,084.00	(50,084.00)	-	-	-
	Advertising expense	85,419.00	-	85,419.00	4,913.00	90,332.00
	Licence & permit	2,347.00	(2,347.00)	-	-	-
	Telephone	7,560.00	(435.00)	7,125.00	-	7,125.00
	Office & computer	12,702.00	(1,143.00)	11,559.00	-	11,559.00
	Other G&A expense	35,398.00	(33,092.00)	2,306.00	37,165.00	39,471.00
	Impairment charge	-	42,078.00	42,078.00	(42,078.00)	-
			(7,858.00)

2006	Intangible asset	42,078.00	(42,078.00)
	Accum amortization	(50,084.00)	50,084.00
Intangible assets written off in 2006			8,006.00
	2005 reclassify		(199,299.00)
			(191,293.00)

		Original	Intangible assets write off	S-1A
2007	Statement of operation
	Advertising expense	74,280.00	-	74,280.00
	R&D expense	-	17,800.00	17,800.00
	Amortization expense	61,018.00	(61,018.00)	-
			(43,218.00)

2007	Intangible asset	16,100.70	(16,100.70)	-
	Accum amortization	(59,317.60)	59,317.60	-
Intangible assets written off in 2007			43,216.90
	2005 & 2006 reclassify		(191,293.00)
			(148,076.10)

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies, page F-6

11.
We note that advertising costs are one of the most significant expenses on your company's statements of operations. As such please disclose your accounting policy related to the recognition of advertising costs in Note 2 to your financial statements. Refer to paragraphs 49 and 50 of SOP 93-7 for guidance.

Answer:	The footnotes have been revised to disclose the Company’s accounting policy related to the recognition of advertising costs.

Note 6 -Notes Payable, page F-12

12.
We have reviewed your response to our prior comment number 59. However, it appears that you have only provided additional disclosures regarding the terms of your company's outstanding borrowings in the footnotes to your interim period financial statements. In this regard, please revise Note 6 to your financial statements for the fiscal year ended December 31, 2007 to disclose (a) the amount of each of your company's outstanding borrowings at December 31, 2007, similar to the presentation that has been provided in Note 6 to your interim financial statements and (b) the terms of those borrowings.

Answer:	The footnotes for both the year ended December 31, 2007 and the interim period ending September 30, 2008 have been revised to the disclose the amount and terms of the borrowings.

Financial Statements for the Nine-Month Period Ending September 30.2008 Balance Sheets, page F-l

Financial

13.
Based upon your response to our prior comment number 57, we note that the "other receivables" reported on your balance sheet relate to barter credits received in exchange for the sale of your company's products. With regard to your company's barter transactions, please tell us and disclose the following information:

Answer:	The footnotes for both the year ended December 31, 2007 and the interim period ending September 30, 2008 have been revised to the disclose the amount and terms of the borrowings.

•
your accounting policy for barter transactions, including how you have determined the amount of revenue and the receivable balance that should be recorded with regard to your company's barter transactions;

•	the nature of the goods and services your company can receive in exchange for its barter credits, as well as the circumstances under which your barter credits can be redeemed;

•	whether your barter credits can be redeemed for cash, as well as the cash value attributable to your barter credits, if applicable;

•	the amount of barter credits redeemed by your company during each of the reporting periods presented in your Form S-l, if any;

•	whether your barter credits must be supplemented with cash payments upon redemption;

•	the reason why your unused barter credit balance is growing;

•	whether your barter credits expire, as well as the date of expiration, if applicable;

•	when and how you expect to use your barter credits, if known; and

•	whether you have assessed the recoverability of your barter credits.

Refer to EITF 93-11 for guidance.

Answer:    The following sets forth the information requested for the Company’s bartertransactions:

a)               Accounting- it’s a debit non monetary sales account with barter debits and credits accounted for separately
b)               Goods and Services- Vary from Professional services, to all forms of media, furniture, vacation packages, moving vans, office equipment and hundreds of other forms of redemption which is simply by purchase of goods which credits our barter account balance
c)               Cash redemption- None
d)               Amount of Barter used- (see attached Exhibit 2005-2008 spreadsheet below ) Corp used approx  $88,000 in last 3 years
e)               Barter and cash- cash paid is 6 % commission based on our purchases,  plus $ 12 monthly fee to the barter company. No other cash except for shipping and applicable sales tax
f)               Barter growth- Growth came from selling discontinued product lines without using same amount of credits
g)               Expiration- There is no expiration on credits
h)               Barter usage- there is increased usage anticipated for 2009, but not defined for office equipment, increased CPA accounting needs, new product catalogs, media, advertising and travel and possible others.
i)               Recoverability - we foresee no problem:

Barter Dollars Used (Credits Used)
Feel Golf Company, Inc.			January 2005 to November 2008

Barter Transaction History 01-Jan-2005 to 11-Dec-2008

Trx Date	Trx Num	Trx Type	Offset	Description	Trade $ Used
18-Jan-05	2095046	Purchase	Norco Billings Printing	job# 12430	($1,945.00)
18-Jan-05	2095047	Purchase	Norco Billings Printing	job # 12512	($492.00)
22-Feb-05	2098089	Purchase	Norco Billings Printing	2 lots of NCR Forms Job # 12529	($814.55)
2-Mar-05	2098898	Purchase	Red Roof Inn	Greg Cottingham (Conf 2280401572) Dennis Castillo (Conf 2280401573) Red Roof Inn 3/4-6	($219.96)
24-Jun-05	2108667	Purchase	Monterey Bay Aquarium Foundation	(201) Monterey Bay Aquarium Tickets	($4,009.95)
30-Jun-05	2109252	Purchase	Great Impressions	Invoice # 2128 - Business cards printing	($2,153.73)
7-Jul-05	2109652	Purchase	Frame By Frame	Telephone Authorization	($300.00)
4-Aug-05	2112034	Purchase	Morris Creative Group LLC	Invoice # 964211 - retainer per Mr. Lee Miller and Chuck Morris	($3,000.00)
19-Aug-05	2113189	Purchase	Toshiba Business Solutions	C3130 copier	($15,000.00)
31-Oct-05	2119025	Purchase	Toshiba Business Solutions	Adjustment to authorization #2113189 dated 8/19/05	$3,000.00
9-Dec-05	2122183	Purchase	Lugano-Swiss Bistro	Web Purchase: 20 Lugano swiss bistro gift certificates	($1,000.00)
12-Jan-06	2124789	Purchase	Norco Billings Printing	4 lots of posters.	($852.50)
16-Jan-06	2124976	Purchase	Morris Creative Group LLC	Job # 05-FG-000 Invoice date: 01.04.06	($7,949.65)
18-Jan-06	2125131	Purchase	Law Offices of J.D. Geraigery P.C.	intellectual property legal services through 1/18/06	($6,843.50)
25-Jan-06	2125544	Purchase	Norco Billings Printing	10000 "2006" International catalogs	($2,070.00)
30-Jan-06	2125819	Purchase	Norco Billings Printing	Business cards for printing services	($575.00)
24-Feb-06	2127410	Purchase	Norco Billings Printing	int'l product catalogs.	($1,989.17)
23-May-06	2133172	Purchase	Law Offices of J.D. Geraigery P.C.	Patent legal services	($4,647.50)
13-Jul-06	2136298	Purchase	Law Offices of J.D. Geraigery P.C.	Patent and Trademark Legal Services 5/30/06-7/7/06	($7,471.00)
29-Nov-06	2144029	Purchase	Law Offices of J.D. Geraigery P.C.	Legal services	($9,670.50)
31-Jan-07	2148619	Purchase	Executive Phone Service	invoice #22915 move system to new location	($2,219.90)
5-Sep-07	100013	Purchase	MORRIS CREATIVE GROUP LLC	invoice 969788 *	($1,700.00)
10-Oct-07	100022	Purchase	EIC Agency LLC	logo design *	($750.00)
14-Dec-07	100049	Purchase	EBB-AUSTRIA	Auth 846054: 2.27 ct Ruby 14 kt Gold Necklace *	($1,695.00)
3-Mar-08	100079	Purchase	Special Moments	golf clubs photography	($2,350.00)
17-Mar-08	100088	Purchase	Cater & Stiles CPA LLP	Tax work *	($630.00)
7-May-08	100097	Purchase	Smart Sign Media	digital sign on Expo- May 10-June 10 -08 *	($3,600.00)
14-Jul-08	100002	Purchase	Computer Management Int'l	Auth 909268: (5) GX60 Dell (5) 15" LCD monito *	($2,500.00)
6-Aug-08	100003	Purchase	CB Service/MJM Inc.	Auth 913510: Ed Sanchez	($990.00)
14-Aug-08	100009	Purchase	ITEX IN LAS VEGAS SCRIP	V show George Wallace *	($471.00)
14-Aug-08	100010	Purchase	ITEX IN LAS VEGAS SCRIP	Added 1 Wallace 1 V *	($157.00)
25-Sep-08	100017	Purchase	CANADA CLEARING	NEC conference room phone	($186.00)
19-Nov-08	100028	Purchase	CANADA CLEARING	E 21 golf order - Feel Golf *	($2,730.00)

Total					($87,982.91)

Statements of Operations, page F-2

14.
We have reviewed your response to our prior comment number 55. Given that the amount of general and administrative expense reported for the nine-month period ended September 30, 2007 exceeds the amount reported for the fiscal year ended December 31, 2007, it appears that an appropriate amount of overhead expense also may not have been allocated to costs of goods sold in your statement of operations for the period ended September 30, 2007. In this regard, please reclassify an appropriate amount of overhead expense to costs of goods sold in your interim financial statements, or advise.

Answer:	The financial statements have been revised for the periods ending September 30, 2007 and 2006. Only three months of overhead expenses had been applied in the prior S-1A financials.

15.
Please revise your statement of operations to report a net loss of $1,456,876 for the nine-month period ended September 30, 2008. In this regard, we note that the reclassification of your company's retained earnings to additional paid-in capital in connection with the change in your company's corporate status should not impact your reported loss for the aforementioned interim period.

Answer:	Please note the change in the net loss due to the reclass of the overhead expenses and applied to cost of inventory.

Notes to Consolidated Financial Statements Note 5 - Interim Inventory Pricing, page F-10

16.
You state that you use the gross profit method for interim inventory pricing. Based upon your statements of operations for nine month periods ended September 30, 2008 and September 30, 2007, as well as your disclosure in MD&A (page 17), it appears mat the application of this inventory pricing method results in the estimation of your company's inventory balance at the end of your company's interim periods based upon the estimated gross profit percentage that you believe should be recognized. For example, it appears that your company's ending inventory balance and costs of goods sold were determined for the interim periods ended September 30, 2008 and September 30, 2007 based upon the application of an estimated gross margin percentage of 47%. In this regard, please tell us the accounting literature that you believe supports your accounting treatment. As part of your response, explain in detail (i) why your interim ending inventory balance is not determined based upon FIFO, as disclosed in Note 2 of your annual financial statements and (ii) why costs of goods sold have not been determined based upon the value attributed to the actual inventory items sold. In addition, please tell us (a) how you determine the gross profit percentage that is applied in connection with your inventory pricing method and (b) why the gross profit percentage applied as of September 30, 2008 and September 30, 2007 appears differ significantly from the gross profit percentages recognized for the six-month periods ended June 30, 2008 and June 30, 2007.

Answer:
APB Opinion No. 28, “Interim Financial Reporting”, allows a company the use of the Gross Profit Method of valuing inventory. Please read APB Opinion No. 28 to further understand the Company’s use of this method and the disclosures around its’ use.  The 47% gross profit margin is what management believes to be a reasonable percentage to keep the interim financials from being misleading.  For the periods ending September 30, 2008 and 2007 respectively, inventory was adjusted $82,384 and $47,715.

Note 10 - Going Concern, page F-13

17.
We note that the retained deficit and negative working capital amounts disclosed in Note 10 to your financial statements do not appear to agree with the information presented in your statement of stockholders' equity and balance sheet for the nine-month periods ended September 30, 2008 and September 30, 2007. As such, please revise or advise.

Answer:	The Note has been revised accordingly to reconcile with the financial statements.

Note 12 - Related Party Transactions, page F-14

18.
Per your disclosure in Note 12, it appears that your company is required to make monthly payments of $2,100 against its borrowings from Wylie Mitchell. In addition, per your disclosure of "Transactions with Related Persons, Promoters, and Certain Control Persons" (page 24), it appears that your company is required to make monthly payments of $5,833.33 against its borrowings from the Miller Family Trust However, it appears that the aggregate amount attributable to the monthly payments due to Wylie Mitchell and the Miller Family Trust within the next 12 months has not been classified in the current liabilities section your balance sheet. Please reclassify such amount, or advise.

Answer:	This balance sheet has been revised to reclassify accordingly.

Plan of Operation, page 16

19.
We note your new disclosure that you plan to develop your "licensing potential." Please revise to discuss the expected timetable and material expenditures, if any, to license your products and the source of funds, if any. If you currently do not have the financing to implement your plan of licensing, please make that clear.

Answer:	This section has been revised to delete the licensing potential since the Company does not intend does not expect to enter into any licensing agreements within the next 18 months.

Management's Discussion and Analysis of Financial Condition and Results of Operation Results of Operations, page 17

20.
We have reviewed your response to our prior comment number 62. However, we do not believe that your expanded disclosure fully complies with our prior comment. In this regard, we note that your expanded disclosure still does not discuss the underlying factors resulting in the fluctuations in your company's reported revenues or the fluctuations in several material expense line items presented in your statements of operations. Furthermore, while you identify certain line items from your statement of operations may have contributed to the fluctuation in the total operating expenses recognized on a period-to-period comparative basis, you have not analyzed the underlying business or industry trend/factors resulting in the changes in such line items. For example, you identified the decline in payroll expenses as a contributor to the decline in your company's total operating expenses in fiscal year 2007, but you have not explained why payroll expense declined significantly during that annual period. Please expand your MD&A disclosure to discuss the underlying business factors and/or industry and operating trends resulting in the period-to-period changes in the amounts recognized in each material line item presented in your statements of operations.

Answer:
The MD&A disclosure has been revised to discuss the underlying business factors and/or industry and operating trends resulting in the period-to-period changes in the amounts recognized in each material line item presented in the statements of operations

21.
We have reviewed your expanded disclosure provided in response to our prior comment number 63. We note that you have disclosed the amount of revenue generated from golf club sales, golf grip sales, and shipping income for the nine-month period ended September 30, 2008. However, you have not provided similar disclosures for the comparative period ended September 30, 2007 or the annual periods ended December 31, 2007 and December 31, 2006. As fluctuations in your company's product sales mix appear to directly impact your company's total reported revenues and gross margin, we believe your expanded MD&A should disclose your company's sales by major product type for each of the aforementioned periods, as well as discuss the underlying factors resulting in fluctuations in such amounts over comparative periods. In addition, please quantify the absolute gross profit and gross profit percentage attributable to your company's major product types for each reporting period and discuss any material changes in such amounts, if applicable. Furthermore, to the extent gross margin is directly impacted by an increase or decrease in the costs attributable to a particular product type - for example, the increase in the manufacturing costs of golf clubs in fiscal year 2007 - please discuss the underlying factors resulting in the changes to product costs.

Answer:	This section has been revised in accordance with our discussions and in accordance with the comments above.

The Nine Months Ended September 30. 2008 (Unaudited) Compared to the Fiscal Year Ended 12/31/2007 (Unaudited), page 17

22.
You state that 'fixed assets and other assets declined for the current reporting period as (you] elected a one-time write-off of net intangible assets." However, we note that the impairment charges taken against your company's intangible assets were recorded prior to the fiscal year ended December 31, 2007 and the nine-month period ended September 30, 2008. As such, please revise your disclosure regarding the declines in your company's asset balances. In addition, please tell us why your company's inventory balance declined so significantly over the nine-month period ended September 30, 2008.

Answer:
The reason inventory balance declined so significantly is because the Company uses the gross profit method for interim inventory pricing.  For the periods ending September 30, 2008, inventory was adjusted down $51,193 and the balance become $91,263. Feel Golf determined that 47% gross profit should be used.

Directors. Executive Officers, page 21

23.	Please revise to clarify Mr. Otterbach's business experience during the past 5 years. Refer to Item 401 (e) of Regulation S-K.

Answer:	This section has been revised to disclose Mr. Otterbach;s business experience during the past 5 years.

Transactions with Related Persons. Promoters and Certain Control Persons, page 24

24.
We note your response to our prior comment 72; however, we reissue the comment in part. Please revise to disclose here the dollar value of services received by the company in exchange for the shares sold to Adam Levin.

Answer:	As discussed this section of the S1 has been revised to disclose the total value of the services over the life of the agreement has been valued at $1,205,726.

Part II - Information Not Required in the Prospectus Power of Attorney

25.	Please revise your signature blocks to identify your principal accounting officer or controller. Refer to Instruction 1 of Form S-l.

Answer:	This section has been revised to identify the Company’s principal accounting officer.

Very truly yours,

ANSLOW & JACLIN, LLP

By:    /s/ Gregg E. Jaclin
GREGG E. JACLIN